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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Timken Company

(Name of Issuer)

Common Stock without Par Value

(Title of Class of Securities)

8873895

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 8873895			Page 2 of 5 Pages

1.	Name of Reporting Person: Joy A. Timken		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 45,217

		6.	Shared Voting Power: 6,341,247

		7.	Sole Dispositive Power: 45,217

		8.	Shared Dispositive Power: 6,341,247

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,386,464

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: IN

CUSIP NO.	8873895	Page 3 of 5 Pages

Item 1.
(a)	Name of Issuer: The Timken Company
(b)	Address of Issuer’s Principal Executive Offices:
1835 Dueber Ave, S.W.
Canton, Ohio 44706
Item 2.
(a)	Name of Person Filing: Joy A. Timken

(b)	Address of Principal Business Office, or if None, Residence:
200 Market Avenue North, Suite 210
Canton, Ohio 44702
(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock without Par Value

(e)	CUSIP Number: 8873895

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP NO.	8873895	Page 4 of 5 Pages

Item 4.	Ownership
(a)	Amount beneficially owned: 6,386,464

(b)	Percent of class: 6.8%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 45,217

(ii)	Shared power to vote or to direct the vote: 6,341,247

(iii)	Sole power to dispose or to direct the disposition of: 45,217

(iv)	Shared power to dispose or to direct the disposition of: 6,341,247

Instruction:	For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class securities, check the following:   ☐ Not applicable

Instruction:	Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
In response to item 6, other persons have the right to receive and, in certain cases, share the right to direct the receipt of the dividends from, and the proceeds from the sale of 6,338,312 shares of the securities identified in this Schedule 13G.
5,247,944 shares of the securities identified in this Schedule 13G are held by the Timken Foundation of Canton, which is a charitable foundation. The four trustees of the Timken Foundation of Canton are Messrs. Ward J. Timken, Ward J. Timken, Jr., Mrs. Nancy Knudsen and me. All of the trustees share the voting and dispositive power with respect to the securities held by the Timken Foundation of Canton.
1,093,303 shares of the securities identified in this schedule 13G are held by my husband or trusts or foundations other than the Timken Foundation of Canton. I disclaim the beneficial ownership of these securities as well as the securities held by the Timken Foundation of Canton.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications. (See Instructions)

CUSIP NO.	8873895	Page 5 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2007

Date
Joy A. Timken

Signature

Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
http:///www.sec.gov/divisions/corpfin/forms/13g.htm
Last updated: 11/05/2002